UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Disclosures in Connection with Potential Financing

In November 2016, Intelsat S.A. (the “Company” or “Intelsat”) executed confidentiality agreements with certain unaffiliated investment funds (each, a “Holder” and collectively, the “Holders”) holding, or serving as investment advisor with respect to, 6-3/4% Senior Notes due 2018 (the “2018 Notes”), 7-3/4% Senior Notes due 2021 (the “2021 Notes”), or 8-1/8% Senior Notes due 2023 (the “2023 Notes” and together with the 2018 Notes and the 2021 Notes, the “Lux Notes”) issued by the Company’s wholly-owned subsidiary Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”) to facilitate discussions in respect of potential transactions involving the Lux Notes (“Lux Notes Transactions”). Pursuant to the confidentiality agreements, Intelsat agreed to disclose publicly after a specified period, among other things, that the Company and the Holders engaged in discussions concerning Lux Notes Transactions. The information included in this Report on Form 6-K is being furnished, in part, to satisfy Intelsat’s public disclosure obligations under the confidentiality agreements.

In connection with these discussions in respect of Lux Notes Transactions, the Company and certain groups of Holders made a number of indicative non-binding proposals to one another with respect to such transactions. The proposals considered involved exchange offers pursuant to which holders of Lux Notes would have received, in exchange for their Lux Notes, cash and new notes to be issued by a newly-formed subsidiary of Intelsat Luxembourg which would have become the direct parent of Intelsat Jackson Holdings S.A., which notes would have had a maturity beyond 2019, an interest rate exceeding that of the senior secured notes due 2022 issued by Intelsat Jackson Holdings S.A. on June 30, 2016, and be governed by an indenture that would have had substantially similar covenants to the indenture governing the Lux Notes. The Company offered to exchange, (i) each $1,000 principal amount of 2018 Notes for approximately $350 in notes of the new subsidiary of Intelsat Luxembourg and approximately $600 in cash and (ii) each $1,000 principal amount of 2021 Notes for approximately $500 in notes of the new subsidiary of Intelsat Luxembourg and approximately $30 in cash.

No agreements with respect to any Lux Notes Transactions were reached, but discussions are continuing with certain of the Holders at this time. We continually evaluate ways to simplify our capital structure and opportunistically extend our maturities. There is no assurance that any such discussions will continue to occur or result in one or more consummated transactions, whether or not on the terms described herein.

Intelsat Safe Harbor Statement

Statements in this Report on Form 6-K constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this document, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions, potential judicial decisions regarding our compliance with our debt agreements and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, quarterly reports on Form 6-K for the quarters ended June 30, 2016 and September 30, 2016 and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2016	INTELSAT S.A.

	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer